EXHIBIT 4.4

                          FORM OF TAX NOTICE UNDER THE
                           TECHE FEDERAL SAVINGS BANK
                  RESTRICTED STOCK AGREEMENT WITH SCOTT SUTTON

                           TECHE FEDERAL SAVINGS BANK
                  RESTRICTED STOCK AGREEMENT WITH SCOTT SUTTON

                                   TAX NOTICE

         The awards granted under the Restricted Stock Agreement with Scott Sutton (the "Plan") will be in the form of Common Stock which shall vest in five installments at the rate of 20% of such shares per installment. Taxable compensation equal to the fair market value of the Common Stock at the date of vesting of each such stock award will be recognized by Mr. Sutton.

         Federal Tax Consequences of Awards.
         -----------------------------------

         1. Stock awarded under the Plan is generally taxable to Mr. Sutton at the time that such awards become 100% vested and non-forfeitable, based upon the fair market value of such stock at the time of such vesting. Therefore, the vesting of stock as of December 1, 1999, and annually thereafter, constitutes an tax event.

         2. Mr. Sutton may make an election pursuant to Section 83(b) of the Internal Revenue Code ("Code") within 30 days of the date of the transfer of an award to elect to include in gross income for the current taxable year the fair market value of such stock as of the date of the transfer of an award. Such election must be filed with the Internal Revenue Service within 30 days of the date of the transfer of the stock award. Therefore, such an election may be filed for stock awards to vest at a future date.

         3. Tax withholding obligations related to stock awards that vest may be satisfied by either Mr. Sutton paying the Bank (by check) an amount sufficient to satisfy applicable withholding taxes, or receiving a fewer number of shares upon vesting of stock awards. The latter choice would work as follows: Mr. Sutton could elect to receive, upon vesting of an award, a number of shares equal to the excess of the total number of shares subject to the award less a number of shares having a fair market value sufficient to satisfy applicable withholding and employment taxes.

         For example, suppose that an employee was scheduled to vest in 1,000 shares having a fair market value equal to $20 per share ($20,000 in the aggregate). Assuming the employee's liability for withholding and employment taxes totaled 45% of the ordinary income being recognized, the amount necessary to pay such taxes would be 45% of $20,000 or $9,000. The employee could either pay the Bank $9,000, or direct the Plan trustees to reduce the number of shares to be transferred from the Plan to the employee. If an employee elected the latter choice, the employee would receive 550 shares from the Plan, with the other 450 shares withheld in satisfaction of the employee's $9,000 tax obligation. In either event, the employee would recognize $20,000 of ordinary income.

         For individuals who are subject to the short-swing profit rule imposed under Section 16 of the Securities Exchange Act of 1934, if shares are withheld in satisfaction of the withholding taxes then such withholding should be reported on a Form 4 or 5 to be filed with the SEC.